Exhibit 99.1

Employee Communication

This morning we announced that we have signed a definitive agreement to be acquired by Balmoral Funds. Following the completion of the transaction, we will become a privately held company. A copy of the press release we issued a few minutes ago is below.

This transaction will create opportunities for our company, our employees and our customers.

Balmoral is a private equity firm with investments in several industrial businesses, including chemicals companies like Trecora. Balmoral understands Trecora’s business very well and has a successful track record of helping companies like ours reach their full potential by investing capital and supporting operational improvements. Partnering with them will accelerate our growth while enhancing our ability to serve our customers.

This transaction is a recognition of the positive momentum you have all helped build at Trecora. The Board of Directors and I are proud of how we collectively came together to improve Trecora during some very challenging times recently. This would not have been possible without you. Thank you.

I am sure many of you are asking, ‘What does today’s news mean for me?’ The answer is, it’s largely business as usual. We do not expect this transaction to impact your day-to-day jobs, compensation or benefits. Our executive management team will continue to run Trecora and we will continue to deliver on our initiatives to drive growth and operational excellence. And, once the transaction is complete, we will have greater flexibility in how we operate the business. For example, we will be able to focus more on long-term results rather than being required to provide financial results to public investors on a quarterly basis.

The closing of the transaction is subject to customary closing conditions and the tender of shares representing at least a majority of the Company’s outstanding common stock to Balmoral and is expected to close in the third quarter of 2022.

We know that you will have questions, and we are committed to answering them in as timely and straightforward a manner as possible. The enclosed Frequently Asked Questions (FAQ) document provides additional detail around some of the questions you may have at this point. The Leadership Team will be hosting Town Hall meetings this afternoon at South Hampton and TC to discuss the transaction.

If any members of the media or other third parties reach out to you with questions about the transaction, please pass them along to Sami Ahmad, our Chief Financial Officer at sahmad@trecora.com.

Lastly, and most importantly, please don’t let this news distract you from the task at hand. There is nothing more important than keeping yourself and those around you safe.

Thank you,

Pat Quarles

Patrick Quarles

President & CEO

Trecora Resources

pquarles@trecora.com

(281) 220-7839 (m)